Exhibit 99.1

WANG & LEE GROUP, INC. Announces Fiscal Year 2023 Financial Results

HONG KONG, China, April 18, 2024 (GLOBE NEWSWIRE) — WANG & LEE GROUP, Inc. (Nasdaq: WLGS) (“WLGS” or the “Company”), is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The Company is a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems (“E&M”), which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning (“MVAC”) systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The Company today announced its unaudited operating results for the year ended December 31, 2023.

Financial Highlights for the Fiscal Year 2023:

●	Revenue increased by 63.7% to $6.83 million for the fiscal year 2023 ended December 31, 2023, from $4.17 million for the fiscal year ended December 31, 2022

●	Gross profit increased by 210.6% to $2.44 million for the fiscal year 2023 ended December 31, 2023, from $0.79 million for the fiscal year ended December 31, 2022, respectively.

●	Total shareholders’ equity increased by 449.0% to $5.98 million for the fiscal year ended December 31, 2023, from deficit of $1.71 million for the year ended December 31, 2022

Mr. Pui Lung Ho, Chief Executive Officer of the Company, commented: “During the fiscal year 2023, we continue to enhance the diversity of our product and service line by introducing new products and services, expanding into target markets, and offering products with different features and offering products with different features and functionalities to meet a broader range of customer needs, which is demonstrated by the Company’s sales growth of over 63% in the fiscal year 2023.”

Below is the summary presenting the Company’s revenues disaggregated by products and services:

Fiscal Year 2023 Financial Results Overview

Other Key Performance Indicators

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before interest expense, net, provision (benefit) for income taxes, and depreciation. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income, or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

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Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

Reconciliation To GAAP Information:

	2023 2H	2023 1H	For the years ended December 31,
	(Q3 & Q4)	(Q1 & Q2)	2023	2022

Consolidated Net Income (Loss) (GAAP)	$1,295,994	$(1,624,099)	$(328,105)	$(596,881)
Interest expenses	36,967	24,597	61,564	35,377
Income taxes	-	-	-	-
Depreciation	31,799	614	32,413	2,603

Adjusted EBITDA (Non-GAAP)	$1,364,760	$(1,598,888)	$(234,128)	$(558,901)

Adjusted EBITDA Margin	25.32%	(111.29)%	(3.43)%	(13.40)%

Results of Operations

For the second half and the first half for the fiscal Year 2023, the years ended December 31, 2023 and 2022,

The following table sets forth a summary of our consolidated results of operations for the second half and the first half for the fiscal Year 2023, the years ended December 31, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			For the years ended December 31,
	2023 2H (Q3 & Q4)	2023 1H (Q1 & Q2)	2023	2022

Contract revenue	$5,389,143	$1,436,736	$6,825,879	$4,169,931
Contract costs	(3,201,025)	(1,184,254)	(4,385,279)	(3,384,227)
GROSS PROFIT	$2,188,118	$252,482	$2,440,600	$785,704

Less: General and administrative expenses	(997,080)	(1,893,861)	(2,890,941)	(1,427,156)
Add: Other income	104,956	17,280	122,236	44,571
Less: Provision for Income Taxes	-	-	-	-
NET PROFIT / (LOSS)	$1,295,994	$(1,624,099)	$(328,105)	$(596,881)

Foreign Currency Translation Adjustment	24,971	(3,459)	21,512	(130)
TOTAL COMPREHENSIVE INCOME / (LOSS)	$1,320,965	$(1,627,558)	$(306,593)	$(597,011)

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Revenue

Our sales were $5.39 million for the second half of the fiscal year 2023, which increased by $3.95 million, or 275.1% from $1.44 million for the first half of the fiscal year 2023.

Our sales were $6.83 million for the fiscal year 2023 ended December 31, 2023, which increased by $2.66 million, or 63.7% from $4.17 million for the same period of 2022. During the fiscal year 2023, one of our largest construction projects was suspended since the first quarter of 2023 until July 2023 due to work delays caused by a third party to our client. Since the revenue is recognized based on the stages of site work, we posted a relatively low revenue in the first half year of the fiscal year 2023 comparing to the second half year of the fiscal year 2023. We successfully charged the client for the loss and damage caused by the suspension while resume the site work.

Cost of revenues

Our cost of revenues were $3.20 million for the second half of the fiscal year 2023, which increased by $2.02 million, or 170.3% from $1.18 million for the first half of the fiscal year 2023.

Our cost of revenues were $4.39 million for the fiscal year 2023 ended December 31, 2023, which increased by $1.01 million, or 29.6% from $3.38 million for the same period of 2022. The increase of the cost of revenues is due to the growth of revenues in the second half year of the fiscal year 2023 and a termination of a sub-contractor due to delayed progress which created higher cost of new engagements for the replacement and caught up the delays in the first half year of the fiscal year 2023.

Gross profit

Our gross profit was $2.19 million for the second half of the fiscal year 2023, which increased by $1.94 million, or 766.6% from $0.25 million for the first half of the fiscal year 2023.

Our gross profit was $2.44 million for the fiscal year 2023 ended December 31, 2023, which increased by $1.65 million, or 210.6% from $0.79 million for the same period of 2022. The significant increase of gross profit margin was caused by the demand of charge to client for the unilaterally suspension.

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General and administrative expenses

General and administrative expenses amounted to approximately $1.00 million for the second half of the fiscal year 2023, which decreased by $0.89 million, or 47.4% from $1.89 million for the first half of the fiscal year 2023.

General and administrative expenses amounted to approximately $2.89 million for the fiscal year 2023 ended December 31, 2023, which increased by $1.46 million or 102.6% from $1.43 million for the same period of 2022. This increase was mainly due to the increase of cost after listing, the related cost such as listing fee, legal and professional fees, and salary payment.

General and administrative expenses include rental expenses, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, depreciation and listing fees.

Interest Expenses

Interest expenses amounted to $36,967 for the second half of the fiscal year 2023, which increased by $12,370, or 50.3% from $24,597 for the first half of the fiscal year 2023.

Interest expenses amounted to $61,564 for the fiscal year 2023 ended December 31, 2023, which increased by $26,187, or 74.0% from $35,377 for the same period of 2022. During the fiscal year of 2023, we engaged into an additional bank facility to allow the group to increase the utilization of debt equity ratio, while also allowed us to offset the interest rate risk by in-house interest rate hedged.

Other Income

Other income amounted to $141,923 for the second half of the fiscal year 2023, which increased by $100,046, or 238.9% from $41,877 for the first half of the fiscal year 2023.

Other income amounted to $183,800 for the fiscal year 2023 ended December 31, 2023, which increased by $103,852, or 129.9% from $79,948 for the same period of 2022.

Net loss

Net profit was $1.30 million for the second half of the fiscal year 2023, which increased by $2.92 million, or 179.8% from net loss of $1.62 million for the first half of the fiscal year 2023.

Net loss was $0.33 million for the fiscal year 2023 ended December 31, 2023, which increased by $0.27 million, or 45.0% as compared to $0.60 million for the same period of 2022.

Equity

Our Shareholders’ Equity increased by 28.4% and 449.0% to $5.98 million for the fiscal year 2023 ended December 31, 2023, from $4.66 million for six months ended June 30, 2023 and deficit of $1.71 million for the year ended December 31, 2022 respectively.

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About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The group is a construction prime and subcontractor engaging in the installation of E&M, which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, MVAC systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about WLGS, please visit our investor relations website: https://www.wangnleegroup.com/

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in WLGS ‘s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and WLGS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For media queries, please contact:

The Company:

Email: mgt@wangnlee.com.hk

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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WANG & LEE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022, JUNE 30 2023

(Stated in US Dollars)

	As of June 30,	As of December 31,
	2023	2023	2022
ASSETS

Cash and cash equivalents	$7,415,491	$5,210,193	$609,616
Account receivables, net	307,112	4,058,624	1,068,287
Contract assets, net	1,370,370	1,694,725	1,037,458
Retention receivables – current, net	39,044	117,493	2,216
Other receivables	83,912	133,125	-
Other receivables – related parties	1,281	1,286	1,282
Advance and prepayments	126,983	188,830	159,741
Total current assets	9,344,193	11,404,276	2,878,600

Retention receivables – non-current, net	182,502	220,178	219,599
Right-of-use assets	-	206,826	-
Plant and equipment, net	73,119	65,565	1,812
TOTAL ASSETS	$9,599,814	$11,896,845	$3,100,011

LIABILITIES AND SHAREHOLDERS’ EQUITY / DEFICIT

Short-term bank loans	$578,885	$1,159,381	$455,103
Obligations under leases	-	113,220	-
Accounts payables	598,751	1,156,523	937,043
Other payables	75,006	162,035	47,730
Contract liabilities	866,075	996,526	867,132
Other payables – related parties	2,179,567	1,652,021	1,853,263
Total current liabilities	4,298,284	5,239,706	4,160,271

Obligations under finance leases – non-current	-	89,251	-
Bank loans – non-current	642,533	587,926	653,185
TOTAL LIABILITIES	$4,940,817	$5,916,883	$4,813,456

Commitments and contingencies	-	-	-

Shareholders’ Equity / Deficit
Ordinary share, no par value; 15,093,847 shares, 15,096,331 and 12,000,000 shares issued and outstanding as of December 31, 2023, June 30, 2023 and December 31, 2022	$8,000,002	$8,000,002	$2
Additional paid in capital	503,225	503,225	503,225
Accumulated deficit	(3,845,921)	(2,549,927)	(2,221,822)
Accumulated other comprehensive income	1,691	26,662	5,150
Total Shareholders’ Equity / (Deficit)	4,658,997	5,979,962	(1,713,445)

TOTAL LIABILTIES AND SHAREHOLDERS’ EQUITY / (DEFICIT)	$9,599,814	$11,896,845	$3,100,011

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WANG & LEE GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022, FOR THE SIX MONTHS ENDED JUNE 30 2023

(Stated in US Dollars)

	For the six months ended	For the year ended December 31,
	June 30, 2023	2023	2022

Contract revenues	$1,436,736	$6,825,879	$4,169,931
Contract costs	1,184,254	4,385,279	3,384,227
Gross profit	252,482	2,440,600	785,704

Selling expenses	-	-	-
General and administrative expenses	1,893,861	2,890,941	1,427,156
Total operating expenses	1,893,861	2,890,941	1,427,156

Operating loss	(1,641,379)	(450,341)	(641,452)

Other income (expenses)
Other income	41,877	183,800	79,948
Interest expense	(24,597)	(61,564)	(35,377)
Total other income	17,280	122,236	44,571

Loss before taxes	(1,624,099)	(328,105)	(596,881)

Provision for income taxes	-	-	-

Net loss	$(1,624,099)	$(328,105)	$(596,881)

Other comprehensive income (loss)
Foreign currency translation adjustment	(3,459)	21,512	(130)
Total comprehensive loss	$(1,627,558)	$(306,593)	$(597,011)

Loss per share – Basic and diluted	$(0.11)	$(0.02)	$(0.05)
Basic and diluted weighted average shares outstanding	15,096,331	15,093,847	12,000,000

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WANG & LEE GROUP, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY / (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022, FOR THE SIX MONTHS ENDED JUNE 30 2023

(Stated in US Dollars)

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total

Balance, January 1, 2022	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

Net loss	-	-	-	(596,881)	-	(596,881)

Foreign currency translation adjustment	-	-	-	-	(130)	(130)

Balance, December 31, 2022	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total

Balance, January 1, 2023	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

Ordinary shares issued	3,093,847	8,000,000	-	-	-	8,000,000
Net loss	-	-	-	(328,105)	-	(328,105)
Foreign currency translation adjustment	-	-	-	-	21,512	21,512

Balance, December 31, 2023	15,093,847	$8,000,002	$503,225	$(2,549,927)	$26,662	$5,979,962

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total

Balance, January 1, 2023	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

Ordinary shares issued	3,096,331	8,000,000	-	-	-	8,000,000
Net loss	-	-	-	(1,624,099)	-	(1,624,099)
Foreign currency translation adjustment	-	-	-	-	(3,459)	(3,459)

Balance, June 30, 2023	15,096,331	$8,000,002	$503,225	$(3,845,921)	$1,691	$4,658,997

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